Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

MAYNE GROUP LIMITED
(Translation of Registrant's Name Into English)

Mayne Group House
21/390 St Kilda Road
Melbourne, Victoria 3004
Australia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X.

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Mayne Group Limited
ABN 56 004 073 410

PO Box 1671N GPO Melbourne
Victoria 3001 Australia
390 St Kilda Road Melbourne
Victoria 3004 Australia
Telephone 61 3 9868 0700
Fax 61 3 9867 1179

26 February 2002

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

No. of Pages 1 (including this page)

Dear Sir

Media Release - Mayne acquires Port Macquarie Medical Imaging

Please find following a media release in relation to the acquisition of Port Macquarie Medical Imaging.

Yours faithfully,
MAYNE GROUP LIMITED

John Priestley
Company Secretary

mayne

Media Release
26 February 2002

Mayne acquires Port Macquarie Medical Imaging

Mayne today announced the acquisition of Port Macquarie Medical Imaging in NSW. The acquisition brings a total of 13 new sites and includes Mayne providing diagnostic imaging services for inpatients and outpatients at its Port Macquarie Private Hospital and also the Port Macquarie Base Hospital, which has a funded MRI licence.

Mayne Chief Operating Officer, Stuart James, said the move was consistent with Mayne's aim to build its diagnostic imaging business with high quality services.

"The Port Macquarie Medical Imaging business will complement our existing health care network in NSW and continues to grow our total health services to the community," Mr James said.

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Media enquiries:
Rob Tassie
Ph: 03 9868 0886
Mb: 0411 126 455

Investor enquiries:
Mark Rogers
Ph: 03 9868 0909

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By: ______________________
Name: Karen Kee
Title: Manager, Group Secretarial Services

Date: 4 April 2002